Your Ref: SEC File No. 83-2 Re: Section 11 (a) of the Asian Development Bank – Regulation AD Rule 2(a)

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Periodic Report

Pursuant to Rule 2 (a) of Regulation AD adopted pursuant to Section 11 (a) of the Asian Development Bank Act.

For the Fiscal quarter ended 31 December 2025

ASIAN DEVELOPMENT BANK
6 ADB Avenue
Mandaluyong City
1550 Metro Manila, Philippines
(1)	Information as to purchase or sale by ADB of its primary obligations during the quarter:

Summary information in respect of purchases and sales of ADB's primary obligations in the fourth quarter of 2025 is set out in Appendices A and B.
(2)	Copies of ADB’s regular quarterly financial statements:

ADB’s financial statements for the quarter ended 31 December 2025 have not been approved by the ADB’s Board of Directors but will be provided following approval.

(3)	Copies of any material modifications or amendments during such quarter of any exhibits previously filed with the Commission under any statute:
On 30 November 2025, the Governors’ voting period closed with support from 61 members representing more than 75% of the voting power, approving the first amendment to the Charter, which removes the lending limitation in Article 12, para. 1. On 1 December 2025, the ADB Secretary certified the adoption of the amendment through a formal notice to members. The amendment will take effect for all members on 1 March 2026.

(4)	Copies of the Global Borrowing Authorization for 2026 and the Global Authorization for Swap Transactions in 2026 are set out in Appendices C and D.

ASIAN DEVELOPMENT BANK TREASURY DEPARTMENT FUNDING DIVISION	APPENDIX A

SUMMARY OF NEW BORROWINGS
FOR THE FOURTH QUARTER 2025

SECID	ISSUE DATE	MATURITY DATE	DESCRIPTION	CCY	PRINCIPAL AMOUNT

2019_AUDM0042_03_1	13-Nov-25	16-Jan-35	5% AUD FIXED RATE NOTE 25/35	AUD	375,000,000.00
2202_GMTN1889_00_2	14-Oct-25	14-Oct-31	4.23% AUD FIXED RATE NOTE 25/31	AUD	78,000,000.00
2211_GMTN1898_00_2	10-Nov-25	10-Nov-40	4.965% AUD FIXED RATE CALLABLE NOTES 25/40	AUD	40,000,000.00
2213_GMTN1900_00_2	12-Nov-25	12-Nov-40	4.99% AUD FIXED RATE CALLABLE NOTES 25/40	AUD	80,000,000.00
2221_GMTN1908_00_2	20-Nov-25	20-Nov-40	5.075% AUD FIXED RATE CALLABLE NOTES 25/40	AUD	40,000,000.00
2232_GMTN1921_00_2	26-Nov-25	26-Nov-40	5.125% AUD FIXED RATE CALLABLE NOTES 25/40	AUD	40,000,000.00
			AUD TOTAL		653,000,000.00

2205_GMTN1892_00_1	20-Oct-25	20-Oct-28	2.6% CAD FIXED RATE NOTE 25/28	CAD	750,000,000.00
			CAD TOTAL		750,000,000.00

1841_GMTN1534_01_1	21-Nov-25	3-Aug-33	1.5525% CHF FIXED RATE NOTE 25/33	CHF	110,000,000.00
			CHF TOTAL		110,000,000.00

2200_GMTN1887_00_2	7-Oct-25	7-Oct-26	19% EGP FIXED RATE DUAL CURRENCY NOTE 25/26	EGP	1,500,000,000.00
2208_GMTN1895_00_2	29-Oct-25	29-Oct-26	17.5% EGP FIXED RATE DUAL CURRENCY NOTE 25/26	EGP	2,500,000,000.00
2220_GMTN1906_00_2	17-Nov-25	17-Nov-26	17% EGP FIXED RATE DUAL CURRENCY NOTE 25/26	EGP	750,000,000.00
			EGP TOTAL		4,750,000,000.00

2238_NMTN_00	16-Dec-25	17-Dec-30	GEL FLOATING RATE NOTES AMORTIZING 25/30	GEL	41,000,000.00
			GEL TOTAL		41,000,000.00

2206_GMTN1893_00_2	23-Oct-25	23-Oct-26	2.86% HKD FIXED RATE NOTE 25/26	HKD	150,000,000.00
			HKD TOTAL		150,000,000.00

2236_GMTN1915_00_1	24-Nov-25	21-Nov-29	KZT FLOATING RATE NOTES AMORTIZING 25/29	KZT	30,762,250,000.00
			KZT TOTAL		30,762,250,000.00

2233_GMTN1919_00_2	26-Nov-25	26-Nov-37	MXN ZERO COUPON/ CALLABLE 25/37	MXN	2,000,000,000.00
			MXN TOTAL		2,000,000,000.00

2024_GMTN1713_04_2	3-Oct-25	29-Jan-30	5.25% PEN FIXED RATE DUAL CURRENCY NOTE 25/30	PEN	60,000,000.00
2130_GMTN1817_02_2	1-Oct-25	30-May-28	4.5% PEN FIXED RATE DUAL CURRENCY NOTE 25/28	PEN	40,000,000.00
2216_GMTN1903_00_2	13-Nov-25	14-Nov-33	5.5% PEN FIXED RATE DUAL CURRENCY NOTE 25/33	PEN	75,000,000.00
			PEN TOTAL		175,000,000.00

2212_GMTN1899_00_2	10-Nov-25	10-Nov-40	PLN ZERO COUPON/ CALLABLE 25/40	PLN	420,000,000.00
			PLN TOTAL		420,000,000.00

2204_GMTN1891_00_1	15-Oct-25	15-Oct-30	2.57% SEK FIXED RATE NOTE 25/30	SEK	1,750,000,000.00
			SEK TOTAL		1,750,000,000.00

2196_GMTN1883_00_2	2-Oct-25	2-Oct-35	4.3% USD FIXED RATE CALLABLE NOTES 25/35	USD	30,000,000.00
2197_GMTN1884_00_2	3-Oct-25	3-Oct-35	4.35% USD FIXED RATE CALLABLE NOTES 25/35	USD	30,000,000.00
2198_GMTN1885_00_2	3-Oct-25	3-Oct-55	5.05% USD FIXED RATE CALLABLE NOTES 25/55	USD	20,000,000.00
2201_GMTN1888_00_2	10-Oct-25	10-Oct-35	4.54% USD FIXED RATE CALLABLE NOTES 25/35	USD	20,000,000.00
2203_GMTN1890_00_2	16-Oct-25	16-Oct-26	3.37% USD FIXED RATE NOTE 25/26	USD	10,000,000.00
2209_GMTN1896_00_2	6-Nov-25	6-Nov-55	5.125% USD FIXED RATE CALLABLE NOTES 25/55	USD	40,000,000.00
2210_GMTN1897_00_2	7-Nov-25	7-Nov-55	5.15% USD FIXED RATE CALLABLE NOTES 25/55	USD	30,000,000.00
2214_GMTN1901_00_2	12-Nov-25	12-Nov-55	5.1% USD FIXED RATE CALLABLE NOTES 25/55	USD	20,000,000.00
2215_GMTN1902_00_2	13-Nov-25	13-Nov-55	5.15% USD FIXED RATE CALLABLE NOTES 25/55	USD	50,000,000.00
2217_GMTN1904_00_2	14-Nov-25	14-Nov-55	5.21% USD FIXED RATE CALLABLE NOTES 25/55	USD	50,000,000.00
2218_GMTN1905_00_2	17-Nov-25	17-Nov-55	5.15% USD FIXED RATE CALLABLE NOTES 25/55	USD	20,000,000.00
2219_GMTN1907_00_2	17-Nov-25	17-Nov-35	4.46% USD FIXED RATE CALLABLE NOTES 25/35	USD	25,000,000.0
2222_GMTN1911_00_2	19-Nov-25	19-Nov-40	USD ZERO COUPON/ CALLABLE 25/40	USD	100,000,000.00
2223_GMTN1910_00_2	18-Nov-25	18-Nov-55	5.151% USD FIXED RATE CALLABLE NOTES 25/55	USD	20,000,000.00
2224_GMTN1912_00_2	18-Nov-25	18-Nov-40	USD ZERO COUPON/ CALLABLE 25/40	USD	100,000,000.00
2225_GMTN1909_00_2	19-Nov-25	19-Nov-55	5.15% USD FIXED RATE CALLABLE NOTES 25/55	USD	20,000,000.00
2226_GMTN1913_00_2	19-Nov-25	19-Nov-55	5.17% USD FIXED RATE CALLABLE NOTES 25/55	USD	20,000,000.00
2227_GMTN1914_00_2	19-Nov-25	19-Nov-40	USD ZERO COUPON/ CALLABLE 25/40	USD	100,000,000.00
2228_GMTN1916_00_2	26-Nov-25	26-Nov-55	5.205% USD FIXED RATE CALLABLE NOTES 25/55	USD	50,000,000.00
2229_GMTN1917_00_2	24-Nov-25	24-Nov-40	USD ZERO COUPON/ CALLABLE 25/40	USD	110,000,000.00
2230_GMTN1918_00_2	25-Nov-25	25-Nov-35	4.5% USD FIXED RATE CALLABLE NOTES 25/35	USD	50,000,000.00
2231_GMTN1920_00_2	28-Nov-25	28-Nov-55	5.18% USD FIXED RATE CALLABLE NOTES 25/55	USD	50,000,000.00
2234_GMTN1923_00_2	28-Nov-25	28-Nov-40	4.78% USD FIXED RATE CALLABLE NOTES 25/40	USD	70,000,000.00
2235_GMTN1922_00_2	26-Nov-25	26-Nov-55	5.2% USD FIXED RATE CALLABLE NOTES 25/55	USD	50,000,000.00
			USD TOTAL		1,085,000,000.00

2237_GMTN1924_00_2	16-Dec-25	16-Dec-28	12% UZS FIXED RATE DUAL CURRENCY/AMORTIZING NOTES 25/28	UZS	239,801,800,000.00
			UZS TOTAL		239,801,800,000.00

ASIAN DEVELOPMENT BANK TREASURY DEPARTMENT FUNDING DIVISION	APPENDIX B

SUMMARY OF REDEMPTIONS
FOR THE FOURTH QUARTER 2025

CCY	SECID	MATURITY DATE	REDEMPTION DATE	DESCRIPTION		EARLY REDEMPTION	FINAL REDEMPTION
AUD
AUD 1563_AUDM0032_00_1		6-Nov-25	6-Nov-25	0.8% AUD FIXED RATE NOTE 21/25		0.00		700,000,000.00
AUD 1483_GMTN1199_00_2		7-Dec-35	16-Nov-25	1.6% AUD FIXED RATE CALLABLE NOTES 20/35		65,000,000.00	a	0.00
AUD 1740_GMTN1440_00_2		27-Oct-25	27-Oct-25	3.68% AUD FIXED RATE NOTE 22/25		0.00		13,365,000.00
					AUD - TOTAL	65,000,000.00		713,365,000.00

AZN AZN 1869_GMTN1561_00_1		4-Dec-26	4-Dec-25	6.25% AZN FIXED RATE DUAL CURRENCY/AMORTIZING NOTES	23/26	3,625,000.00	b	0.00
					AZN - TOTAL	3,625,000.00		0.00
CNY
CNY 1485_GMTN1202_00_2		1-Dec-25	1-Dec-25	2.5% CNY FIXED RATE NOTE 20/25		0.00		48,000,000.00
					CNY - TOTAL	0.00		48,000,000.00
COP
COP 1866_GMTN1558_00_2		3-Oct-25	3-Oct-25	11.5% COP FIXED RATE DUAL CURRENCY NOTE 23/25		0.00		250,000,000,000.00
					COP - TOTAL	0.00		250,000,000,000.00
EGP
EGP 1984_GMTN1674_00_2		29-Oct-25	29-Oct-25	17% EGP FIXED RATE DUAL CURRENCY NOTE 24/25		0.00		1,000,000,000.00
					EGP - TOTAL	0.00		1,000,000,000.00
GBP
GBP 1340_GMTN1063_00_1		15-Dec-25	15-Dec-25	1.125% GBP FIXED RATE NOTE 19/25		0.00		250,000,000.00
GBP 1340_GMTN1063_01_1		15-Dec-25	15-Dec-25	1.125% GBP FIXED RATE NOTE 20/25		0.00		325,000,000.00
GBP 1746_GMTN1446_00_1		21-Nov-25	21-Nov-25	4% GBP FIXED RATE NOTE 22/25		0.00		300,000,000.00
GBP 1746_GMTN1446_01_1		21-Nov-25	21-Nov-25	4% GBP FIXED RATE NOTE 23/25		0.00		80,000,000.00
					GBP- TOTAL	0.00		955,000,000.00
GEL
GEL 1839_NMTN_00		17-Dec-25	17-Dec-25	GEL FLOATING RATE NOTES 23/25		0.00		20,000,000.00
					GEL - TOTAL	0.00		20,000,000.00
HKD
HKD 1977_GMTN1667_00_2		17-Oct-25	17-Oct-25	3.148% HKD FIXED RATE NOTE 24/25		0.00		200,000,000.00
HKD 1979_GMTN1669_00_2		23-Oct-25	23-Oct-25	3.4% HKD FIXED RATE NOTE 24/25		0.00		300,000,000.00
HKD 1982_GMTN1672_00_2		30-Oct-25	30-Oct-25	3.36% HKD FIXED RATE NOTE 24/25		0.00		180,000,000.00
					HKD - TOTAL	0.00		680,000,000.00
NOK
NOK 1466_GMTN1183_00_2		21-Oct-25	21-Oct-25	0.62% NOK FIXED RATE NOTE 20/25		0.00		1,000,000,000.00
					NOK - TOTAL	0.00		1,000,000,000.00
PKR
PKR 1516_GMTN1235_00_1		16-Oct-25	16-Oct-25	8.7% PKR FIXED RATE DUAL CURRENCY NOTE 21/25		0.00		1,600,000,000.00
PKR 1516_GMTN1235_01_1		16-Oct-25	16-Oct-25	8.7% PKR FIXED RATE DUAL CURRENCY NOTE 21/25		0.00		1,110,000,000.00
					PKR - TOTAL	0.00		2,710,000,000.00
TRY
TRY 1299_GMTN1024_00_2		2-Nov-25	2-Nov-25	17.5% TRY FIXED RATE NOTE 18/25		0.00		250,000,000.00
					TRY - TOTAL	0.00		250,000,000.00
USD
USD 1477_GMTN1197_00_2		20-Nov-25	20-Nov-25	0.57% USD FIXED RATE CALLABLE NOTES 20/25		0.00		5,000,000.00
USD 1476_GMTN1196_00_2		20-Nov-25	20-Nov-25	0.5% USD FIXED RATE CALLABLE NOTES 20/25		0.00		5,000,000.00
USD 1734_GMTN1436_00_2		21-Oct-27	21-Oct-25	4.625% USD FIXED RATE CALLABLE NOTES 22/27		50,000,000.00	a	0.00
USD 1739_GMTN1439_00_2		27-Oct-25	27-Oct-25	3.92% USD FIXED RATE NOTE 22/25		0.00		15,101,000.00
					USD - TOTAL	50,000,000.00		25,101,000.00
ZAR
ZAR 1488_GMTN1204_00_2		2-Dec-25	2-Dec-25	5.33% ZAR FIXED RATE NOTE 20/25		0.00		200,000,000.00
					ZAR - TOTAL	0.00		200,000,000.00

[a]	Fully redeemed on indicated Redemption Date
[b]	Amortized notional on indicated Redemption Date

Appendix C

RESOLUTION

GLOBAL BORROWING AUTHORIZATION FOR 2026
WHEREAS

The Asian Development Bank (ADB) has determined to borrow funds in 2026;

NOW THEREFORE BE IT RESOLVED AS FOLLOWS:

1.          ADB is hereby authorized to undertake borrowings from time to time during 2026 and, for this purpose, (i) to create and sell issues of obligations with final maturities of one day or more from the date of issue (Bonds), and (ii) to undertake direct borrowings of funds for terms of one day or more (Direct Borrowings) in accordance with the provisions of this Resolution. For the avoidance of doubt, Bonds may provide for early redemption at any time prior to final maturity, and Direct Borrowings may provide for prepayment at any time prior to the end of their term.

(i)
The aggregate amount of proceeds of Bonds and Direct Borrowings authorized by this Resolution shall not exceed the equivalent of Forty-four billion eight hundred million United States dollars ($44,800,000,000).

(ii)
For the purposes of subparagraph (i) above, the United States dollar equivalent of the proceeds of each issue of Bonds or Direct Borrowings with final maturities of less than one year or which is no longer outstanding within 2026, shall not be counted under the authorized borrowing program limit.

(iii)
For the purposes of subparagraph (i) above, the United States dollar equivalent of the proceeds of each issue of Bonds and each Direct Borrowing shall be determined on the basis of the exchange rate prevailing on the date the Bonds or the Direct Borrowing are priced.

2.          The President or any Vice-President is authorized to approve each issue of Bonds and each Direct Borrowing. The Treasurer is authorized to approve (i) each issue of Bonds under the Global Medium-Term Note Program involving principal amounts (or, in the case of non-interest bearing or deep discount Bonds, aggregate proceeds) not exceeding $5.0 billion equivalent per issue; and (ii) each issue of Bonds under any local currency medium-term note program, and each issue of Bonds (not under the Global Medium-Term Note Program and any local currency medium-term note program) denominated in currencies that ADB has previously issued in, involving principal amounts (or, in the case of non-interest bearing or deep discount Bonds, aggregate proceeds) not exceeding $2.0 billion equivalent per issue. In this connection, the President, any Vice-President, or the Treasurer, as the case may be, is authorized to determine, to the extent relevant, in respect thereof:

(i)	currency and principal amount;
(ii)	amount of proceeds;
(iii)	market(s);
(iv)	title and form;
(v)	price;
(vi)	issuance date(s);
(vii)	drawdown date(s);
(viii)	maturity date(s);

(ix)	interest rate(s) and interest payment date(s); and
(x)
any other applicable terms and conditions, and to do any and all such other acts as the President, any Vice-President, or the Treasurer, as the case may be, shall deem necessary or advisable to carry fully into effect the transactions authorized by this Resolution.

3.         ADB is further authorized to undertake borrowings from time to time during the same period to refinance its existing borrowings. The President, any Vice-President, or the Treasurer, as the case may be, is authorized to approve each such refinancing transaction and to make, in respect of each such refinancing transaction, the determinations contemplated by para. 2 above. Such refinancing transactions shall not be subject to the limitation set forth in para. 1 above.
4.           Except as provided in this Resolution or as the President or a Vice-President may otherwise determine, the Borrowing Regulation of ADB shall apply to Bonds, Direct Borrowings, and refinancing transactions authorized by this Resolution.

5.          The Board of Directors will be notified of the terms of each bond issue completed on a quarterly basis.
6.          Formal action in connection with any specific borrowing hereunder shall be subject to the approvals of the governments of the countries concerned, as required by Article 21(i) of the Agreement Establishing the Asian Development Bank.

Appendix D

RESOLUTION

GLOBAL AUTHORIZATION FOR SWAP TRANSACTIONS IN 2026
WHEREAS

The Asian Development Bank (ADB) intends to enter into currency swap, interest rate swap, and repurchase transactions in 2026;

NOW THEREFORE BE IT RESOLVED AS FOLLOWS:
1.           ADB is hereby authorized to undertake from time to time during 2026 any currency swap transactions, interest rate swap transactions, cross-currency rate swap transactions, repurchase transactions, and transactions of a similar nature (each, a swap transaction) in accordance with the provisions of this Resolution.

2.          The President or any Vice-President may approve the undertaking of any swap transaction in connection with any of ADB's borrowings and asset and liability management transactions with such party or parties and on such terms and conditions as the President or any Vice-President shall determine. The Treasurer may approve the undertaking or termination of any swap transaction in connection with (i) ADB's borrowings under the Global Medium-Term Note Program involving principal amounts (or, in the case of non-interest bearing or deep discount borrowings, aggregate proceeds) not exceeding $5.0 billion equivalent per borrowing; (ii) ADB's borrowings under any local currency medium-term note program, and ADB's other borrowings (not under the Global Medium-Term Note Program and any local currency medium-term note program) denominated in currencies that ADB has previously issued in, involving principal amounts (or, in the case of non-interest bearing or deep discount borrowings, aggregate proceeds) not exceeding
$2.0 billion equivalent per borrowing; and (iii) ADB's asset and liability management transactions, involving principal amounts (or, in the case of non-interest bearing or deep discount borrowings, aggregate proceeds) not exceeding $1.0 billion equivalent per transaction, in each case with such party or parties and on such terms and conditions as the Treasurer shall determine.
3.            Any Authorized Representative (as hereinafter defined) may, in the name and on behalf of ADB, (i) sign and deliver any agreement or document providing for any swap transaction approved by the President, any Vice-President, or the Treasurer, as the case may be, in accordance with para. 2 above; and (ii) execute and deliver all such other documents and do all such other acts as he or she shall deem necessary or advisable in order to carry fully into effect the authority granted him or her under this Resolution.

4.           For the purposes of para. 3, the approval and determinations of the President, a Vice-President, or the Treasurer, as the case may be, shall be conclusively evidenced by execution by an Authorized Representative of any agreement or other document providing for such swap transaction.

5.           For the purposes of this Resolution, "Authorized Representative" means
(i)
any of the following officers of ADB: the President, a Vice-President, the Treasurer; the General Counsel; Head, Office of Risk Management; the Deputy Treasurer; the Deputy General Counsel; an Assistant Treasurer; an Assistant General Counsel; Director, Treasury and Liquidity Risk Division, Office of Risk Management; a Principal Treasury Specialist; a Principal Risk Management Specialist; a Principal Counsel; and a Senior Risk Management Specialist; and

(ii)
in reference to any particular swap transaction undertaken in connection with ADB's borrowings and asset and liability management transactions, any person who may be designated in writing by the President or a Vice-President as an Authorized Representative for the purposes of this Resolution, or any provision thereof, with respect to such swap transaction.